Buenos Aires, July 21st, 2020.

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS S.A.

Ref.: Relevant Event. Postponement of interest’s payment
date of Series T Notes.

Dear Sirs,

I am writing to you, in my capacity as Head of Market Relations of Pampa Energía S.A. (the “Company”), in addition of the Relevant Event published on June 14, 2020 in order to inform the holders of notes that the Company will proceed to the payment of the eight interest period for a total amount of U$S 18.437.500 (the “Interest Payment”) of its Series T Notes that were issued within its US$ 500,000,000 global note program for the issuance of obligaciones negociables dated May 5th, 2016 (the “Notes”), within the 30-day grace period as described in the terms and conditions of the Indenture that regulates the Notes.

We inform the market that the this situation is attributed to the recent modifications to the exchange market regulations that resulted in, among others, an extension of the period to access the foreign exchange market (the “MULC”) from 30 to 90 days before and from 30 to 90 days after any transfer of debt securities to depositary entities abroad.

As it was previously mentioned, the postponement does not constitute an event of default of the Notes according to its terms and conditions since the Company will make its payment within the grace period established in the Indenture that regulates them.

Sincerely,

________________________________

Victoria Hitce
Head of Market Relations